Placer Del Mar, Ltd.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
--------------------------------------------------------------------------------

                                                                   June 26, 2006


Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Acceleration Request
    Filed on June 22, 2006
    File No. 333-127736

Dear Ms. Howell,

Per your conversation with Mr. Johnson, our legal counsel, we are filing this request for withdrawal of our acceleration request for June 26, 2006 at 2:00 p.m.


Sincerely,

/s/ Humberto Bravo
--------------------------
Humberto Bravo
President & Director